Exhibit 99.2

Concorde International Group

Announces Closing of $5,000,000 Initial Public Offering

Singapore – April 23, 2025 – Concorde International Group Ltd. (NASDAQ: CIGL) (“Concorde” or the “Company”), an integrated security services provider that combines physical manpower and innovative technology to deliver effective security solutions, today announced the closing of its initial public offering (the "Offering") of 1,250,000 Class A ordinary shares (the "Class A Ordinary Shares") at a public offering price of US$4.00 per share for total gross proceeds of US$5.0 million, before deducting underwriting discounts and other offering expenses. The Offering closed on April 23, 2025 and the Class A Ordinary Shares began trading on Nasdaq Capital Market on April 22, 2025, under the ticker symbol "CIGL."

The Company has granted the underwriters a 45-day option to purchase up to an additional 187,500 Class A Ordinary Shares at the public offering price, less underwriting discounts.

The Company intends to use the net proceeds from this Offering for or purchase and rollout of electric vehicular mobile command centers, research and development activities, regional market development and exploration of new markets, product development, working capital and general corporate purposes.

The Offering was conducted on a firm commitment basis. R.F. Lafferty & Co., Inc. ("R.F. Lafferty") acted as sole book-running manager for the Offering.

A registration statement on Form F-1 (File No. 333-281799) relating to the Offering, as amended, was filed with the U.S. Securities and Exchange Commission (the "SEC") and declared effective by the SEC on March 31, 2025. The Offering was made only by means of a prospectus, forming a part of the registration statement, and a free writing prospectus. Copies of the final prospectus related to the Offering may be obtained from R.F. Lafferty by email at offerings@rflafferty.com or via standard mail to R.F. Lafferty & Co., Inc, 40 Wall Street, 27th Floor, New York, NY10005. In addition, a copy of the final prospectus can also be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the prospectus, the free writing prospectus, and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Concorde International Group Ltd

Concorde International Group Limited (Nasdaq: CIGL) is a Singapore-based company specializing in integrated security solutions and facilities management services. Established in 1997, the Company has transitioned from traditional security services to a technology-driven approach. This shift involves deploying advanced systems like CCTV, sensors, and mobile command vehicles, significantly reducing the need for physical guards and enhancing operational efficiency.

For more information, please visit: https://www.concordesecurity.com/

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the "Risk Factors" section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, contact:

Investor Relations Contact:

Crescendo Communications, LLC

David Waldman/Natalya Rudman

Tel: (212) 671-1020

Email: CIGL@crescendo-ir.com